GD Culture Group Ltd
22F - 810 Seventh Avenue,

New York, NY 10019

June 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

Attn: Ms. Jenna Hough

Re:	GD Culture Group Ltd Registration Statement on Form S-3 Filed May 6, 2024 File No. 333-279141

Dear Ms. Hough,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3 submitted to the Commission on May 6, 2024 by GD Culture Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended registration statement on Form S-3 (the “Amended Registration Statement”) to accompany this letter.

Registration Statement on Form S-3 submitted May 6, 2024

Cover Page

1.	We note your disclosure regarding your auditor's inspection by the PCAOB. Please revise to include the location of your auditor's headquarters.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the cover page of the Amended Registration Statement accordingly.

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements, if included. Please also amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the cover page, summary risk factors, risk factors sections, and the prospectus summary of the Amended Registration Statement accordingly.

3.	We note that your definition of the PRC does not include Hong Kong. Please revise to clearly disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Please also include a discussion of Hong Kong specific regulations, including a discussion of the enforceability of civil liabilities and page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the definition of the PRC to include Hong Kong. To Clarify, the Company presently has no material operations in Hong Kong and does not intend to begin operations in Hong Kong for the foreseeable future. The only relationship between the Company and Hong Kong is a holding company (Highlights Culture Holding Co., Limited) with no material operations of its own, and as such we believe that any legal and operational risks associated with operating in China will not apply similarly to operations in Hong Kong. As such, we do not think that there is material risk associated with Hong Kong, and we believe that a discussion of the enforceability of civil liabilities and how regulatory actions related to data security or anti-monopoly concerns in Hong Kong is not necessary.

Prospectus Summary, page 1

4.	Please revise page 18 to include the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Also revise the Summary of Risk Factors section to include cross-references to the relevant individual detailed risk factors.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 19 and 20 of the Amended Registration Statement, as well as including cross-references to the relevant individual detailed risk factors.

5.	We note your disclosure regarding transfers between you and your subsidiaries. Please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute any earnings or settle any amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries and the VIEs, and direction of transfer; alternatively, confirm that the current disclosure covers all such transfers. Quantify any dividends or distributions that a subsidiary or VIE has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no dividends or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the VIEs, to the parent company and U.S. investors as well as the ability to settle any amounts owed under the VIE agreements. Provide cross references to the condensed consolidating schedule and the consolidated financial statements, if included.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure starting from page 3 of the Amended Registration Statement accordingly. To clarify, the Company does not have a VIE structure.

6.	Please revise the diagram on page 2 to clarify who owns the portion of Shanghai Xianzhui that you do not. Also identify the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the diagram on page 2 to clarify the portion of Shanghai Xianzhui which is not owned by the Company. Tianjing Yuese owns 20% of Shanghai Xianzhui and Beijing Hehe owns 6.66% of Shanghai Xianzhui. Both Tianjing Yuese and Beijing Hehe are not affiliates to the Company. In addition, we have identified the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

Governmental Regulations in PRC, page 12

7.	We note your discussion of PRC regulations. Please disclose each permission and approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Here and on page 27, revise to disclose if you relied on the opinion of counsel to reach the conclusions that you do not need CAC or CSRC approval; if so, name counsel and file the consent of counsel as an exhibit and, if not, state that is the case and explain why. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain all required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 13 and 28 of the Amended Registration Statement.

Risk Factors, page 20

8.	Please include a risk factor discussing the risks associated with winding up the VIE structure.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that as the Company does not have a VIE structure, we believe that there are no material risks associated with any winding up of a VIE structure.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

GD Culture Group Ltd

/s/ Xiao Jian Wang
Name:	Xiao Jian Wang
Title:	Chief Executive Officer

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